UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: March 2019

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

10 Nissim Aloni St., Tel-Aviv, Israel 6291924

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Entry into Strategic Transaction for Sale of Majority of its Stake in Publicly-Traded Canadian Affiliate

On March 1, 2019, Gazit-Globe Ltd. (the “Company” or “Gazit”) reported to the Tel Aviv Stock Exchange (the “TASE”) and Israeli Securities Authority (the “ISA”) that on February 28, 2019, the Company and its wholly owned subsidiary entered into conditional strategic agreements to sell 58 million shares of the Company’s publicly traded Canadian affiliate, First Capital Realty Inc. (TSX: FCR) (“FCR”), in which the Company currently holds an ownership interest of approximately 31.3% (approximately 80 million shares), for aggregate consideration of approximately C $1.2 billion (approximately NIS 3.3 billion). Upon consummation of the prospective sales, the Company will hold (through its wholly owned subsidiary) approximately 21.6 million FCR shares, which, following the transactions, will represent approximately 9.9% of FCR’s share capital and voting rights.

The prospective sales will be carried out via two, parallel transactions: (i) a buy-back by FCR from Gazit of 36 million FCR shares held by Gazit; and (ii) a fully underwritten, bought, secondary offering in which additional 22 million FCR shares held by Gazit will be offered to Canadian investors by a syndication of underwriters led by RBC Capital Markets.

Buy-Back by FCR

Under a conditional agreement entered into by Gazit with FCR (the “Buy-Back Agreement”), FCR will buy back from Gazit 36 million FCR shares (constituting 14.1% of FCR’s issued and outstanding share capital) (the “Buy-Back Shares”) for C $ 20.60 per share (the “Buy-Back Price”), or C $742 million in the aggregate (the “Buy-Back Transaction”).

The closing of the Buy-Back Transaction under the Buy-Back Agreement is subject to certain conditions, including (i) the approval of the buy-back by a majority of FCR’s shareholders (excluding Gazit), at a shareholders meeting that is required to be held no later than April 2019, and (ii) the consummation of the pre-bought, underwritten offering (as described below).

At the time of the signing of the Buy-Back Agreement, FCR will pay Gazit C $3.0 million. This amount will be credited to the payment of the buy-back purchase price, and will be retained by Gazit if the Buy-Back Transaction is terminated under certain circumstances, including if FCR’s shareholders do not approve the Buy-Back Transaction.

The Company currently has three representatives on FCR’s board. Upon the closing of the Buy-Back Transaction, two of Gazit’s representatives on the board will resign, and for so long as the Company continues to hold at least 5% of FCR’s issued and outstanding share capital, the Company will be entitled to nominate one director to FCR’s board of directors, as outlined in the Buy-Back Agreement.

Bought, Fully Underwritten Offering

In parallel with its entry into the Buy-Back Agreement, the Company and its wholly owned subsidiary have also signed a binding term sheet with RBC Capital Markets, as the leader of a syndication of underwriters, for the sale of an additional 22 million FCR shares held by Gazit (the “Bought Deal Shares”), representing 8.7% of FCR’s issued and outstanding share capital, to Canadian investors (the “Bought Deal Transaction”). The offering will be fully underwritten at a price of C $ 20.60 per share, for aggregate gross consideration of C $ 453 million (NIS 1.3 billion) (the “Bought Deal Consideration”).

The Bought Deal Consideration will be paid to the Company in two, equal installments, the first of which will be paid into escrow with a custodian upon the closing of the Bought Deal Transaction (with release to Gazit upon closing of the Buy-Back Transaction) and the second of which will be paid 12 months following the closing. All of the Bought Deal Shares will be held by a custodian and will be registered in the name of the purchasers only upon the payment of the second installment. At closing, the shares will be pledged to Gazit to secure payment of the second installment. If the second installment is not fully paid to the Company, the Bought Deal Shares of beneficial holders who fail to pay the final installment may (subject to certain restrictions) be returned to the Company, without refund by the Company of the first installment already paid for those shares in full satisfaction of the holder’s obligations or sold on behalf of Gazit, in which case such holder will be liable to Gazit to the extent the net proceeds of such sale are less than the outstanding second installment. Following the signing of the Bought Deal Transaction, the Company will not be entitled to dividends with respect to the Bought Deal Shares nor, following closing of the Buy-Back Transaction, to voting rights with respect to the Bought Deal Shares. FCR will pay half of RBC’s underwriting commission for the Bought Deal.

The Bought Deal Transaction will be carried out under a prospectus to be filed by FCR, with the closing expected to occur on or about April 11 2019, subject to regulatory approvals.

Additional Details of Transactions

The Company and its subsidiary have undertaken that for a period of one year from the closing of the Bought Deal Transaction, they will not enter into any sale transactions in respect of their holdings in FCR, subject to certain exceptions, without the approval of FCR and the underwriters during the first six months following such closing and without the approval of FCR during the second six months following such closing.

The Buy-Back Transaction and the Bought Deal Transaction will be consummated on the same date. Upon the closing of both transactions, the Company is expected to recognize a reduction in its shareholders’ equity by approximately NIS 510 million, which includes an expense of C $95 million (approximately NIS 264 million) for taxes (including a deferred tax liability of approximately C 26 million for Gazit’s remaining FCR shares) and C $88 million (approximately NIS 246 million) of transaction costs, including the offering discount to FCR and third parties, and offset from the realization of currency translation reserves of approximately NIS 90 million), which reduces the net loss to approximately NIS 420 million.

The remaining FCR shares to be held by the Company following the transactions will be presented in the Company’s financial statements as a financial asset, beginning as of the closing of the transactions.

It is hereby clarified that the Company’s estimate regarding the foregoing reduction in its shareholders’ equity to result from the transactions is a forward-looking statement and is based on the Company’s remaining investment in FCR as of September 30, 2018, and the consideration expected to be paid to the Company in the transactions, as well as the exchange rates in effect as of September 30, 2018. The actual determination will be made on the closing date in accordance with the Company’s remaining investment in FCR, the consideration to be received and the currency exchange rates in effect on such date.

Similarly, upon the closing of the transactions, the Company’s leverage ratio (expanded solo) and the Company’s leverage ratio (consolidated) are expected to decrease by approximately 10.4% and 2.9%, respectively, to 44.9% and 51.0%.

Mr Chaim Katzman, the Company’s Vice Chairman, CEO and controlling shareholder serves as a board member of FCR, and Mr. Dori Segal, a member of the Company’s board of directors, serves as the chairman of the board of FCR. In addition, Mr. Segal, as well as other senior officers of FCR, have declared their intention to buy a minimal number of FCR shares in the Bought Deal Transaction. As a result of that participation by Mr. Segal and that service by Messrs, Segal and Katzman on the FCR board, the Buy-Back Transaction and Bought Deal Transaction have been approved by the Company’s audit committee and board of directors as extraordinary transactions in which office holders of the Company have a personal interest.

Subject to the fulfillment of the closing conditions, the complete transaction (including both stages) is expected to close during the second quarter of 2019, although there are no assurances as to that timing or that the closing will take place at all.

The above-described transactions for the sale of approximately 73% of the Company’s holdings in FCR are part of the implementation of the Company’s strategy for increasing its holdings of private real estate, in particular in densely populated cities.

A copy of the Company’s press release announcing the prospective sale transactions is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”).

Forward Looking Statements

This Form 6-K, including the exhibit hereto, may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the U.S. Securities and Exchange Commission. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: March 1, 2019	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Executive Vice President and Chief Financial Officer

Exhibit Index

Exhibit No.	Description
99.1	Press release of Gazit-Globe Ltd. announcing its entry into transactions for the sale of a majority of its equity stake in First Capital Realty Inc.

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